PRICER
Setting the ESL Standard

Interim Report January - September 2009

Disappointing revenue in third quarter, however recent significant wins supports improvement

January – September
- Order entry of SEK 244 M (308)
- Net sales of SEK 213.2 M (279.3)
- Gross margin of 40 (39) percent
- Operating profit of SEK 5.9 M (33.6)
- Net profit of SEK 0.9 M (32.0)
- Cash flow of SEK 44.8 M (-11.4)

Third quarter
- Order entry of SEK 89 M (135)
- Net sales of SEK 72.4 M (88.7)
- Gross margin of 38 (41) percent
- Operating profit of SEK 2.8 M (11.2)
- Net profit of SEK 1.1 M (17.6)
- Cash flow of SEK 16.1 M (13.1)

- Earnings per share amounted to SEK 0.00 (0.03) for the first nine months of the year
- Cash and cash equivalents were SEK 88.0 M (89.8) at the end of the period

- Cora orders more Pricer ESL systems
- Pricer starts first phase ESL rollout with major South African retailer
- First major European DotMatrix™ ESL contract for Pricer with Belgacom
- Pricer improves operational efficiency in world activities to achieve cost savings of SEK 5-10 M

Subsequent events

- 85 store French food chain rolls out full Pricer DotMatrix™ solution
- Pricer wins significant Tier 1 Latin American deployment




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Comments from the CEO

"We are finally seeing the new large Tier 1 projects that we expected six months ago in many of our markets. As well, several of our emerging markets such as Latin America and South Africa are moving strongly forward. The pain is being felt in Japan and with our principal European Tier 1s who have slowed investments as far into the year as possible or over into the next. This hide the fact that Pricer has consistently won every significant deployment decision this year".

Charles Jackson, CEO Pricer Group

Orders, net sales and result for the first nine months of 2009

Order entry amounted to SEK 244 M (308) for the first nine months. Order backlog amounted to SEK 98 M (106) and at the end of September.

Net sales amounted to SEK 213.2 M (279.3) during the first nine months, down 24 percent as compared to the first nine months of 2008. The reduction in the value of the krona against the trading currencies in total has led to a positive effect of approximately SEK 31 M or 15 percent. Net sales amounted to SEK 361 M (413) on an annual basis, a decrease of 13 percent.

Gross profit amounted to SEK 85.5 M (107.8) and the gross margin improved to 40 (39) percent for the period. The stronger gross margin was attributable primarily to favourable currency effects from the weak krona, particularly in the early part of the year.

Operating expenses amounted to SEK 79.6 M (80.4) for the period. Expenses have been reduced by capitalised product development costs amounting to SEK 4.6 M (0.5). It is noted that expenses include SEK 6.0 M (6.0) in the period of depreciations of intangible assets from the acquisition of Eldat in 2006 depreciated over five years. In view of the lower sales Pricer has implemented a program to improve operational efficiency. Operating expenses in the period includes SEK 3 M in accruals for restructing costs and savings in the order of SEK 5-10 M are expected on an annualized basis.

The operating profit amounted to SEK 5.9 M (33.6) for the period. Accordingly, the operating margin amounted to 3 (12) percent. 2008 included a license fee from Ishida of SEK 6.2 M reported as other operating income.

Net financial items amounted to SEK -6.5 M (-3.3) for the period and consisted of valuation of currency positions and interest expense on convertible debentures. As the krona has recently strengthened net positions in foreign currencies reduce in value.

The positive tax income in full year 2008 primarily derived from recognition of a deferred tax asset.

Net profit was SEK 0.9 M (32.0) for the nine month period.

Orders, net sales and result for the third quarter 2009

Order entry amounted to SEK 89 M (135) in the third quarter, down 34 percent. Net sales were SEK 72.4 M (88.7), a decrease by 18 percent as compared to last year. During the third quarter gross profit amounted to SEK 27.8 M (35.9) and the gross margin to 38 (41) percent. The weaker gross margin in the quarter is attributable to negative currency effects amounting to SEK -2.4 M, primarily from market valuation of forward currency contracts. Without this negative currency effect the margin would have been 42 percent in the third quarter.

Operating expenses amounted to 25.0 M (24.7) and capitalised development expenses to SEK 2.6 M (0.5) in the quarter. Operating result was SEK 2.8 M (11.2) affected by lower volume. Net financial items were SEK -2.2 M (5.8) for the quarter and consisted of negative currency effects from valuation of cash positions and interest expense. Net profit was SEK 1.1 M (17.6) for the quarter.



Net Sales, SEK M
600
500
400
300
200
100
0
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Q 3 '09
Quarter
Moving 4 quarters



Order entry, SEK M
600
500
400
300
200
100
0
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Q 3 '09
Quarter
Moving 4 quarters



Gross margin, %
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Q 3 '09
60
50
40
30
20
10
0
Quarter
Moving 4 quarters

Net sales and operating profit

SEK M	Jul - Sep 2009	Jul - Sep 2008	Jan - Sep 2009	Jan - Sep 2008
Net sales	72.4	88.7	213.2	279.3
Cost of goods sold	-44.6	-52.8	-127.7	-171.5
Gross profit	27.8	35.9	85.5	107.8
Gross margin, %	38	41	40	39
Other operating items	-	-	-	6.2
Expenses	-25.0	-24.7	-79.6	-80.4
Operating profit	2.8	11.2	5.9	33.6
Operating margin, %	3.9	12.6	2.8	12.0

Market development

At the end of the third quarter, Pricer had installed 5,300 stores in over 40 countries. Store installations totalled 521 (532) year to date, and 219 (162) stores during the quarter.

Sales recovery has been generally weak and uneven. Store size has been smaller reflecting the continued slow down of large Tier 1 retailers. Store volumes however show continued market acceptance of ESL technology and increasing penetration in Europe and emerging markets. Many new large Tier 1 deployment projects have been secured and Pricer is seeing a time lag to implementation as organizations get up to speed. The increasing order book reflects the fact Pricer has continued to win every significant roll out decision in 2009.

During the first nine months, Nordic countries continued to improve over last year principally in Norway and Denmark. Several important pilot programs are under evaluation and these will support Nordic growth. French independent retail accounts as well as new French Tier 1 accounts continued to move forward and acceleration of these activities is expected. Pricer's existing large European Tier 1 key accounts continue to delay most activities to date bringing overall revenue down, however, these accounts are now moving in the right direction. Total European sales were down 30 percent over the same period last year and continued to be greatly impacted by low demand from southern European countries.

In signs of improvement, Metro Cash & Carry has decided to accelerate the French deployment and has this year added two new countries to its ESL program. One Tier 1 retailer has now expanded its ESL program into its domestic country and incorporated ESL in all new store build programs. Also, Carrefour has recently moved forward with several hypermarkets. Japan however has slowed during the year and now recovery before mid 2010 is not expected.

DotMatrix™ products continue to gain new markets such as retail telephony and help gain share in existing markets such as food and DIY. The Belgacom 90 store mobile phone roll-out announced in the first quarter is completed and is the first significant wireless pixel based display decision in the industry.

In the second quarter, Pricer secured a frame agreement with French supermarket chain SPAR, and one of the largest retailers in South Africa has chosen Pricer ESL for a first roll-out phase. The first deployment phase concerned a region with about 30 supermarkets valued at approximately SEK 30 M.

In September Cora Hypermarkets decided to expand its ESL solution to 7 more hypermarkets, and in October a French chain with 85 small supermarkets has placed a firm order for a full DotMatrix™ deployment in all stores. The deal is valued at 15 MSEK. In the new Latin American market, a Tier 1 food retailer has started a significant full chain deployment program.

These projects will support Pricer's growth as well as continue to place ESL as a key strategic enabler to retail productivity. Pricer's wins place Pricer as market leader in each of these important markets.

Strong pilot activity continues in most key markets excepting Japan and southern Europe.


Operating Results, SEK M
75
50
25
0
-25
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Q 3 '09
Quarter
Moving 4 quarters


Cash Flow from operating activities, SEK M
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Q 3 '09
75
50
25
0
-25
Quarter
Moving 4 quarters


Number of Employees
80
60
40
20
0
Q 3 '08
Q 4 '08
Q 1 '09
Q 2 '09
Q 3 '09

Financial position

First nine months of 2009

Cash flow from operating activities improved to SEK 44.8 M (-11.4) for the nine months. Cash flow benefitted from reduced receivables partly offset by increased inventory, both effects due to lower activity. Lower current liabilities have also reduced cash flow. Working capital amounted to SEK 106.1 M (120.8) at the end of September. Cash and cash equivalents amounted to SEK 88.0 M (89.8).

Third quarter 2009

Cash flow from operations during the quarter amounted to SEK 16.1 M (13.1) and is explained by reduced inventory and receivables and increased current liabilities.

In April 2007 Pricer raised convertible loans of SEK 74.9 M. Pricer repaid SEK 30 M of the loans in November 2008 and another SEK 22.45 M at expiry in April 2009. The remaining SEK 22.45 M was extended until June 30, 2010 with 8 percent yearly interest. The loans can be converted into Pricer shares at an exercise price of SEK 0.57 leading to a dilution of the number of shares of 3 percent. In accordance with IFRS a part of the loans is recognised as equity and adjustments are made continuously to the interest expense during the term of the loans.

Bank facilities amounting to SEK 50 M, whereof SEK 25 M in the form of bank overdraft, are in place to ensure access to funds for Pricer's continued development. These facilities have yet to be utilised.

Capital expenditure

Investments consisted primarily of capitalised development costs of SEK 4.6 M (0.5) in accordance with IAS 38. Total net capital expenditure amounted to SEK 5.6 M (0.4) for the nine months and to SEK 2.1 M (0.4) for the quarter.

Employees

The average number of employees in the nine months was 67 (71) and during the quarter 67 (69). The number of employees at the end of the period was 67 (69).

Parent Company

The Parent Company's net sales amounted to SEK 175.0 M (246.3) and result before tax was SEK 2.6 M (31.7). The company had cash and cash equivalents of SEK 74.8 M (78.6) at the end of September.

Risks and uncertainties

Pricer's results and financial position are affected by a number of risk factors that should be taken into consideration when assessing the company and its future potential. These risks are primarily related to development of the ESL market and the company's access to financing. Given the customer structure and the large size of the contracts any delay in the installations may have a significant impact on any given quarter. In addition to this, reference is made to a more elaborated description of risks and uncertainties in the Annual Report.

Related party transaction

Pricer has extended convertible loans of SEK 22.45 M with creditors who are shareholders in Pricer. Apart from this, there have been no significant transactions involving related parties that could have a material impact on Pricer's financial position and earnings.

Accounting principles

This interim report has been issued in accordance with the Swedish Annual Accounts Act (1995:1554) and the IAS 34 Interim reporting (regarding consolidated accounts) and the Swedish Financial Reporting Council's recommendation RFR 2.2 Accounting by Legal Entities (regarding Parent Company). Accounting principles applied for the consolidated and the Parent Company accounts are coherent with the principles in the latest Annual Report.

Changes in IAS 1 have led to adjusted format of the income statement.

IFRS 8 Business segment has not led to any changes. Pricer develops and markets one complete system consisting of various components. The system is sold in over 40 countries all over the world. Operations are not divided in various business segments but instead followed up in its entirety.

Other changes or interpretations that have come into effect as of January 1, 2009 have not affected the earnings or financial position of the consolidated accounts.

Subsequent events

In October a French chain with 85 small supermarkets has placed a firm order for a full DotMatrix™ deployment in all stores. The deal is valued at SEK 15 M.

In Latin America, a Tier 1 food retailer has started a full chain deployment program.

Outlook

Outlook of significant improvements in earnings in the second half of the year as compared to the first half remains unchanged.

Next reporting date

The year-end report for January-December 2009 will be published on February 11, 2010.

Sollentuna, November 9, 2009
Pricer AB (publ)

Charles Jackson
CEO

This report has not been subject to review by the auditors
(The interim report is a translation of the Swedish original only for convenience)

In its capacity as issuer, Pricer AB is releasing the information in this interim report for January - September 2009 in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 11.00 hrs CET on Monday November 9, 2009.

For further information, please contact:
Charles Jackson, CEO, Pricer AB +46 8 505 582 00

REPORT OF GROUP TOTAL RESULT

Amounts in SEK M	Q 3 2009	Q 3 2008	9 months 2009	9 months 2008	Full year 2008
Net sales	**72.4**	**88.7**	**213.2**	**279.3**	**427.0**
Cost of goods sold	-44.6	-52.8	-127.7	-171.5	-266.7
Gross profit	**27.8**	**35.9**	**85.5**	**107.8**	**160.3**
Other operating items, net	-	0.0	-	6.2	6.2
Selling and administrative expenses	-21.4	-20.7	-67.0	-65.6	-90.7
Research and development expenses	-3.6	-4.0	-12.6	-14.8	-20.4
Operating profit	**2.8**	**11.2**	**5.9**	**33.6**	**55.4**
Net financial items	-2.2	5.8	-6.5	-3.3	8.7
Result before tax	**0.6**	**17.0**	**-0.6**	**30.3**	**64.1**
Taxes	0.5	0.6	1.5	1.7	43.6
Net profit for the period	**1.1**	**17.6**	**0.9**	**32.0**	**107.7**
Attributable to:					
Equity holders of the Parent Company	1.1	17.6	0.9	32.0	107.7
Minority interest	0.0	0.0	0.0	0.0	0.0
OTHER TOTAL RESULT					
Translation differences	-21.2	-1.2	-23.9	0.2	44.6
Net total profit for the period	**-20.1**	**16.4**	**-23.0**	**32.2**	**152.3**
Attributable to:					
Equity holders of the Parent Company	-20.1	16.4	-23.0	32.2	152.3
Minority interest	0.0	0.0	0.0	0.0	0.0

EARNINGS PER SHARE	Q 3 2009	Q 3 2008	9 months 2009	9 months 2008	Full year 2008
Earnings per share before dilution, SEK	0.00	0.02	0.00	0.03	0.11
Earnings per share after dilution, SEK	0.00	0.02	0.00	0.03	0.10

NET SALES BY GEOGRAPHICAL MARKET

Amounts in SEK M	Q 3 2009	Q 3 2008	9 months 2009	9 months 2008	Full year 2008
Nordic Countries	8.7	4.7	27.0	16.1	27.1
Rest of Europe	43.6	69.3	130.1	210.1	317.8
Asia	4.8	11.7	30.5	41.9	61.7
Rest of the world	15.3	3.0	25.6	11.2	20.4
Total net sales	**72.4**	**88.7**	**213.2**	**279.3**	**427.0**

REPORT OF FINANCIAL POSITION

Amounts in SEK M	30/09/2009	30/09/2008	31/12/2008
Goodwill and other intangible assets	279.7	259.0	298.0
Tangible fixed assets	2.8	3.8	3.7
Financial assets	41.0	0.0	41.1
Total fixed assets	**323.5**	**262.8**	**342.8**
Inventories	81.5	71.7	65.7
Other receivables	101.5	148.0	174.6
Cash and cash equivalents	88.0	89.8	75.8
Total current assets	**271.0**	**309.5**	**316.1**
TOTAL ASSETS	**594.5**	**572.3**	**658.9**
Shareholders' equity	489.3	390.2	509.9
Equity, minority interest	0.1	0.1	0.1
Total equity	**489.4**	**390.3**	**510.0**
Long-term liabilities	28.2	82.4	52.8
Short-term liabilities	76.9	99.6	96.1
Total liabilities	**105.1**	**182.0**	**148.9**
TOTAL EQUITY AND LIABILITIES	**594.5**	**572.3**	**658.9**
Pledged assets	151.7	125.8	166.6
Contingent liabilities	1.3	1.2	1.3
Shareholders' equity per share, SEK	0.48	0.38	0.50
Shareholders' equity, SEK, after dilution	0.50	0.42	0.50

REPORT OF CHANGE IN EQUITY

Amounts in SEK M	**9 month 2009**	**9 month 2008**	**Full year 2008**
Equity at beginning of period	**510.0**	**356.5**	**356.5**
Net total result for the period	-23.0	32.2	152.3
Translation differences	0.8	-	-0.4
Change due to employee stock options	1.6	1.6	1.6
Equity at end of period	**489.4**	**390.3**	**510.0**
Attributable to:			
- Equity holders of the Parent Company	489.3	390.2	509.9
- Minority interest	0.1	0.1	0.1
Total	**489.4**	**390.3**	**510.0**

REPORT OF CASH FLOWS - SUMMARY

Amounts in SEK M	Q 3 2009	Q 3 2008	9 months 2009	9 months 2008	Full year 2008
Net result after financial items	0.6	17.0	-0.6	30.3	64.1
Adjustment for non-cash items	6.7	-3.8	16.0	6.8	-1.6
Paid tax	0.0	-	-0.1	-	-
Change in working capital	8.8	-0.1	29.5	-48.5	-60.4
Cash flow from operating activities	**16.1**	**13.1**	**44.8**	**-11.4**	**2.1**
Cash flow from investing activities	**-2.7**	**-0.4**	**-6.3**	**-0.4**	**-2.4**
Cash flow from financing activities	**0.0**	**0.0**	**-22.6**	**0.0**	**-32.1**
Cash flow for the period	**13.4**	**12.7**	**15.9**	**-11.8**	**-32.4**
Cash and cash equivalents at start of period	77.2	73.6	75.8	100.1	100.1
Exchange rate difference in cash and cash equivalents	-2.6	3.5	-3.7	1.5	8.1
Cash and cash equivalents at end of period [1)	**88.0**	**89.8**	**88.0**	**89.8**	**75.8**
Unutilised bank overdraft facilities	25.0	-	25.0	-	-
Disposable funds at end of period	**113.0**	**89.8**	**113.0**	**89.8**	**75.8**
[1) Whereof blocked accounts	1.3	0.2	1.3	0.2	1.3

KEY RATIOS, GROUP

Amounts in SEK M	Q 3 2009	Q 2 2009	Q 1 2009	Q 4 2008	Q 3 2008
Order entry	89.4	86.9	67.5	98.5	135.0
Order entry - moving 4 quarters	342.3	387.9	375.5	406.1	396.9
Net sales	72.4	77.7	63.1	147.7	88.7
Net sales - moving 4 quarters	360.9	377.2	414.7	427.0	412.7
Operating profit	2.8	-3.2	6.3	21.8	11.2
Operating profit - moving 4 quarters	27.7	36.1	55.5	55.4	54.3
Result for the period	1.1	-7.9	7.7	75.7	17.6
Cash flow from operating activities	15.4	2.1	26.6	13.5	13.1
Cash flow from op.activities - moving 4 quarters	57.6	55.3	36.2	2.1	25.9
Number of employees, end of period	67	68	67	68	69
Equity ratio	82%	83%	77%	77%	68%

PARENT COMPANY INCOME STATEMENT - SUMMARY

Amounts in SEK M	9 months 2009	9 months 2008	Full year 2008
Net sales	**175.0**	**246.3**	**355.5**
Cost of goods sold	-135.2	-180.2	-261.3
Gross profit	**39.8**	66.1	**94.2**
Other operating income	-	6.1	6.2
Selling and administrative expenses	-19.1	-25.3	-32.4
Research and development expenses	-12.6	-13.3	-18.4
Operating profit	**8.1**	**33.6**	**49.6**
Result from participations in group companies	-	-	-65.1
Net financial items	-5.5	-1.9	12.6
Result before tax	**2.6**	**31.7**	**-2.9**
Tax on result for the period	-	-	39.5
Net profit for the period	**2.6**	**31.7**	**36.6**

PARENT COMPANY BALANCE SHEET - SUMMARY

Amounts in SEK M	30/09/2009	30/09/2008	31/12/2008
Intangible fixed assets	6.3	1.1	0.9
Tangible fixed assets	1.4	2.4	2.1
Financial assets	337.4	381.8	379.4
Total fixed assets	**345.1**	**385.3**	**382.4**
Inventories	50.9	48.2	46.0
Current receivables	39.5	74.2	52.6
Cash and cash equivalents	74.8	78.6	61.8
Total current assets	**165.2**	**201.0**	**160.4**
TOTAL ASSETS	**510.3**	**586.3**	**542.8**
Shareholders' equity	432.8	428.9	434.6
Total equity	**432.8**	**428.9**	**434.6**
Long-term liabilities	23.7	89.4	46.6
Current liabilities	53.8	68.0	61.6
Total liabilities	**77.5**	**157.4**	**108.2**
TOTAL EQUITY AND LIABILITIES	**510.3**	**586.3**	**542.8**
Pledged assets	51.9	131.9	51.9
Contingent liabilities	0.2	0.2	0.2

PRICER
Setting the ESL Standard

About Pricer

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing product information on the shop floor. The platform is based on a two-way communication protocol to ensure a complete traceability and management of resources. The Pricer system significantly improves consumer benefit and store productivity.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 5,300 installations in over 40 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX.
For further information, please visit www.pricer.com

Pricer AB (publ.)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

PRICER

PRICER

PRESS RELEASE

from Pricer AB (publ) October 14th 2009

Appointment of the Nomination Committee

In accordance with the decision at the Annual General Meeting on April 24, 2009 Pricer's board chairman Peter Larsson has during October contacted the company's largest shareholders to form a Nomination Committee. Subsequently, the shareholders agreeing to participate in the work of the Nomination Committee each nominated a representative.

The shareholders and representatives comprising the Nomination Committee, in addition to the chairman of the board Peter Larsson, are:

Salvatore Grimaldi, SAGRI Development AB
Thomas Bill, Monterro Holding Ltd
Theodor Jeansson, through company and close relatives
John Örtengren, Aktiespararna (The Swedish Shareholders' Association)

Combined, per September 30, 2009, these shareholders represented close to 20 percent of the votes in Pricer AB.

The Nomination Committee will form a proposal to the Board of Directors and prepare other matters prior to the Annual General Meeting planned for April 2010. The Committee's assignment remains effective until a new Nomination Committee is appointed.

Shareholders wishing to submit proposals to Pricer's Nomination Committee can contact the Nomination Committee by e-mail at ir@pricer.com or by letter to: Pricer AB, Attention: Valberedningen, Bergkällavägen 20-22, S-192 79 Sollentuna, Sweden.

For further information, please contact:
Harald Bauer, CFO Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 14:00 hrs CET on Wednesday October 14th, 2009.

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 5,000 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

PRICER

PRESS RELEASE

from Pricer AB (publ) December 10th 2009

Pricer extends ESL leadership with next generation graphic ESL deployment

In another industry first, Pricer was awarded the contract for the full roll out of new graphic ESLs, DotMatrix™, throughout the 85 store fresh food department within the successful Grand Frais concept in France.

The retailer had evaluated Pricer DotMatrix™ graphic ESLs for about six months to run concurrently with existing Pricer ESL solutions under the same infrastructure. The rollout of approximately one thousand DotMatrix™ ESLs per store started in December and will be completed by the end of the first quarter 2010. Pricer DotMatrix™ offers all the benefits of ESL with the flexibility of paper-like graphic displays. The Pricer system is the only scalable system able to support both display technologies, segment-based and graphic-based ESL, all under the same infrastructure, providing value, performance and investment protection to retailers.

"While many new entrants in the ESL industry are testing their concepts, we are already deploying full chain solutions around the world, whether in Japan, in Belgium, or in France," says Charles Jackson, CEO at Pricer. "Pricer is committed to creating market leading products that build value for our existing and new customers. We are proud of the trust these Class A retailers continue to place with us."

"No one wants to buy untested technology," says Philippe Goas, Area Manager Middle Europe at Pricer, "and while Grand Frais is considered an innovator in the French retail market, they certainly don't want to spend their time innovating in ESL. They need advanced proven solutions." And adds, "this third deployment shows the client's satisfaction with the Pricer system, the reliability of our solution and the operational benefits of our DotMatrix™ and segment ESL under one roof."

About Grand Frais:

Grand Frais is the leading French retail chain in traditional fresh food segment. The Grand Frais store concept consists of having each store department managed by a specialized retailer. The Grand Frais chain currently counts 85 stores in France, with an average store surface of 1000 m² and approximately 15 new stores per year.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

In its capacity as issuer, Pricer AB is releasing the information in this press release in accordance with the Swedish Securities Exchange Act (2007:528). The information was distributed to the media for publication at 11:30 hrs CET on Thursday December 10th, 2009.

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 5,300 installations in more than 30 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993

82-4723

PRICER
PRESS RELEASE
from Pricer AB (publ) December 14th 2009

Soriana in Mexico chooses Pricer's two-way for further ESL deployment

Mexico's second largest retailer, Soriana, has placed an initial order for the deployment of Pricer ESL in 46 of their hyper and supermarket stores. The total order value is approximately 20 MSEK. Deliveries should be completed in the first quarter of 2010.Implementation and support will be carried out by TEC Mexico.

Mexico becomes the 40th country where Pricer has installations today. "The Mexican retail market is advanced in operations and automation," says Charles Jackson, CEO at Pricer. "We are especially proud of winning this deal with Soriana, one of the most demanding retailers we have worked with, and who understood already 3 years ago the role ESL play in enabling their pricing strategies."

Soriana had installed ESL in over 100 stores before placing this order with Pricer. "Soriana's order is another proof to the advantages of Pricer's ESL system," says Oron Branitzky, VP Sales at Pricer. Pricer had the opportunity to do a pilot with Soriana several months ago and proved that speed and two-way communication together with a scalable system are crucial for integrated retailers. "There is an obvious need for scalable solutions that can be rolled out fast and industrially," says Placido Garcia, President at TEC Mexico, "and this is where the advantages of TEC Mexico and Pricer are at their best."

About Soriana

Soriana is Mexico's second largest grocery retail chain with more than 471 stores in over 138 cities across the country. The group was founded in 1968 and is headquartered in Monterrey, Nuevo Leon, Mexico. All store formats are represented within Soriana, from hypermarkets to "Super City" convenience stores, including "Supermercados Soriana" (supermarkets) and "Mercado Soriana" stores.

For further information, please contact:
Charles Jackson, CEO Pricer AB: +46 8 505 582 00

Pricer provides the retail industry's leading electronic display and Electronic Shelf Label (ESL) platform, solutions, and services for intelligently communicating, managing, and optimizing price and product information on the retail floor. Pricer is the only company today offering a communication platform that supports both segment based ESL and pixel-based ESL. The platform is based on a two-way communication protocol to ensure a complete traceability and effective management of resources. The Pricer system significantly improves consumer benefit and store productivity by simplifying work in the store.

Pricer, founded in 1991 in Uppsala, Sweden, offers the most complete and scalable ESL solution. Pricer has over 5,300 installations in more than 40 countries with approximately 60 percent market share. Customers include many of the world's top retailers and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ.) is quoted on the Nordic Small Cap list of OMX. For further information, please visit www.pricer.com

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993